UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TELECOM ARGENTINA S.A.
(Name of Issuer)

Class B Ordinary Shares
(Title of Class of Securities)

879273209
(CUSIP Number)

Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Jeffrey M. Oakes, Esq. Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG, United Kingdom Tel. No. + 44 20 7418 1386 March 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Telecom Italia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,832,4081
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,832,4081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON HC, CO

1 Telecom Italia S.p.A., together with Telecom Italia International N.V., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries. The exercise of certain rights in Sofora Telecomunicaciones S.A. is governed by the Shareholders’ Agreement (as defined in Item 4. below).

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Telecom Italia International N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,832,4082
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,832,4082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON HC, CO

2 Telecom Italia International N.V., together with Telecom Italia S.p.A.,  exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries. The exercise of certain rights in Sofora Telecomunicaciones S.A. is governed by the Shareholders’ Agreement (as defined in Item 4. below).

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Sofora Telecomunicaciones S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,832,4083
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,832,4083
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON HC, CO

3 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A.

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Nortel Inversora S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,832,408
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,832,408
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON HC, CO

Item 1.  Security and Issuer

Telecom Italia S.p.A. (“TI”) hereby amends and supplements its report on Schedule 13D, as filed on October 22, 2010 (the “Schedule 13D”) with respect to the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”).  The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina.  Unless otherwise indicated, capitalized terms used in this Amendment No. 1 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

The name, business address, present principal occupation or employment, principal business address of such employer and citizenship of each director and executive officer of TI, TII, Sofora and Nortel is set forth on Schedule A.

During the last five years, except as disclosed in the Schedule 13D, none of TI, TII, Sofora or Nortel nor, to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment relates to the transactions in the Acquired Shares (as defined below) entered into by TI and TII as described in Item 4 below.  The consideration for the Acquired Shares under the Second Share Purchase Agreement (as defined below) was $145 million. The source of funds used to purchase the Acquired Shares was working capital of TII. No borrowed funds were used to purchase the Acquired Shares.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

On March 9, 2011, 2011 TII, TI and certain entities of the Werthein Group (the “Sellers”) entered into a share purchase agreement (the “Second Share Purchase Agreement”) under which the Sellers agreed to sell 43,970,200 common shares of Sofora (the “Acquired Shares”), representing 10% of Sofora’s share capital, to TII (the “Second Sofora Share Transfer”). A copy of the Second Share Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

On March 9, 2011 TI, TII and the Werthein Group entered into Amendment no. 2 to the 2010 Amended and Restated Shareholders’ Agreement (the “Second Amendment to the Shareholders’ Agreement”), in relation to (i) the Shareholders’ Agreement, and (ii) the Amendment to the Shareholders’ Agreement (together with the Shareholders’ Agreement, the “Existing Shareholders’ Agreement”), in each case regulating certain matters as to the corporate governance of Sofora, Nortel and the Issuer and its subsidiaries. A copy of the Second Amendment to the Shareholders’ Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

The sole and exclusive purpose of the Second Amendment to the Shareholders’ Agreement is to confirm the existing rights and obligations of the Werthein Group, TI and TII under the Existing Shareholders’ Agreement, in relation to the corporate governance of Sofora, Nortel and the Issuer and its subsidiaries. Under the Second Amendment to the Shareholders’ Agreement, the Werthein Group will have the same governance rights that it had under the Existing Shareholders’ Agreement, as long as its aggregate participation in Sofora is not lower than 32% of Sofora’s share capital, it being understood that the Werthein Group will exercise its voting rights in the Shareholders’ Meeting of Sofora, any economic rights, including without limitation any right to accrued profits, retained earnings or reserves not distributed, any preemptive right to subscribe any newly issued shares, as well as any first refusal and pre-emptive right, in proportion with its actual participation in Sofora’s share capital.

TII has agreed to purchase the Acquired Shares in order to increase its participation in Sofora and indirectly in the Issuer, following the acquisition of an indirect control stake in the Issuer in October 2010. TI, TII or one of its affiliates may at any time, if and when opportunities arise, make further purchases of equity interests in Sofora, Nortel or the Issuer through open market or privately negotiated transactions or otherwise, which may further increase their direct or indirect stake in the Issuer.

The foregoing description of the Second Sofora Share Transfer does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Share Purchase Agreement and the Second Amendment to the Shareholders’ Agreement, which are attached hereto as Exhibits 2 and 3 and are incorporated by reference herein.

Except as set forth herein and in the Schedule 13D, none of TI, TII, Sofora or Nortel has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

(a)      Following completion of the Second Sofora Share Transfer, TI holds 142,903,150 shares and TII holds 156,094,210 shares of Sofora, representing an aggregate 68% of the Sofora shares. The Werthein Group owns the remaining 32% of the Sofora shares.

Except as set forth in this Item 5(a), none of TI, TII, Sofora, Nortel, nor, to the best of their knowledge, any persons named in Schedule A hereto, owns beneficially any Shares.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

(b)      Nortel has sole power to vote and to dispose of 36,832,408 Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

Other than the Second Sofora Share Transfer described in Item 4 of this Amendment, none of TI, TII, Sofora, Nortel, nor, to the best of their knowledge, any persons named in Schedule A hereto, has effected any transactions in the Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following information.

As described in Item 4 above, the Existing Shareholders’ Agreement and the Second Amendment to the Shareholders’ Agreement regulate several corporate governance matters related to Sofora, Nortel and the Issuer and its subsidiaries.

Except for the Existing Shareholders’ Agreement and the Second Amendment to the Shareholders’ Agreement described herein, to the best knowledge of TI, TII, Sofora and Nortel there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 1: Joint Filing Agreement, dated as of March 10, 2011, among TI, TII, Sofora and Nortel.

Exhibit 2: Second Share Purchase Agreement, dated as of March 9, 2011, among TII, TI and the Werthein Group.

Exhibit 3: Second Amendment to the Shareholders’ Agreement, dated as of March 9, 2011, among TI, TII and the Werthein Group.

Exhibit 4: Press Release dated as of March 10, 2011, issued by TI in relation to the Second Sofora Share Transfer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2011
Date

/s/Antonino Cusimano
Signature

Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

March 10, 2011
Date

/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

March 10, 2011
Date

/s/ Franco Livini
Signature

Franco Livini Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

March 10, 2011
Date

/s/ Franco Livini
Signature

Franco Livini Chairman of the Board of Directors NORTEL INVERSORA S.A

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Telecom Argentina S.A., an Argentinean corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this March 10, 2011.

This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

March 10, 2011
Date

/s/ Antonino Cusimano
Signature

Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

March 10, 2011
Date

/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

March 10, 2011
Date

/s/ Franco Livini
Signature

Franco Livini Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

March 10, 2011
Date

/s/ Franco Livini
Signature

Franco Livini Chairman of the Board of Directors NORTEL INVERSORA S.A.

EXHIBIT 2

OFFER FOR SHARE PURCHASE AGREEMENT

March 9, 2011

To:
Telecom Italia International N.V.
1627 Strawinskylaan, 1077 XX ,
Amsterdam
Kingdom of the Netherlands
Attn to the Chief Executive Officer
Facsimile: +31 20 3010951

Telecom Italia S.p.A.
Piazza degli Affari, 2
Milan, Italy
Attn to the Head of International Business
Facsimile: +39 06 36882171
Ref.: Offer for SHARE PURCHASE AGREEMENT No. 1/2011

Dear Sirs,

W de Argentina Inversiones SL. (in the process of being transformed into W de Argentina Inversiones S.A.) (together with its successor “LOS W”), Los W S.A. (“LOS W Guarantor Company”), Mssrs. Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darίo Werthein (“LOS W Controlling Shareholders” and together with LOS W, and LOS W Guarantor Company hereinafter referred as “Los W Group”) hereby irrevocably submit for consideration of Telecom Italia International N.V. (“TII”, and jointly with Telecom Italia S.p.A.  the “TI Group”) to enter into a “share purchase agreement” (the “Share Purchase Agreement”) in the form attached hereto as Exhibit I (the “Offer”).

The Offer is subject to the following terms:

FIRST: Los W Group hereby grants TII a maximum term of 2 days in which the Offer may be accepted. During this term the Offer shall be irrevocable. The Offer may only be accepted or rejected in its entirety and, if accepted, it may only be accepted with the consent of Telecom Italia S.p.A and jointly with the execution of the Amendment No. 2 to the 2010 Amended and Restated Shareholders’ Agreement by and among the TI Group and Los W Group.

SECOND: The Offer shall be considered accepted if TII delivers to LOS W during the time period mentioned in Article First hereof a notice of acceptance in the terms contained in Exhibit III, properly signed by TI Group (the “Notice of Acceptance”). In the event the Notice of Acceptance is not delivered within the term specified in Article First, the Offer shall be deemed rejected by TII, and may no longer be accepted by TII, even if the Los W Group does not revoke it expressly.

Upon acceptance of this Offer by TII prior to its expiration and in accordance with the procedure set forth above, the Share Purchase Agreement shall become in full force and effect in accordance with its terms, as if each of the parties of the Los W Group and TII had executed and delivered the same, and shall be legally binding and enforceable to each of the Los W Group and TII.

Once accepted, this Offer and the Share Purchase Agreement attached hereto as Exhibit I shall constitute the entire agreement of the Los W Group and TII in connection with the subject matter hereof.

This Offer shall be governed by and interpreted in accordance with the laws of Argentina.

W DE ARGENTINA – INVERSIONES S.L.	Los W S.A.
By: Date:	By: Date:
DANIEL WERTHEIN	ADRIAN WERTHEIN
Date:	Date:
GERARDO WERTHEIN	DARIO WERTHEIN
Date:	Date:

Received on the date hereof.

Corporate Seal

RECEPTION OF THIS OFFER DOES NOT IMPLY ITS ACCEPTANCE

EXHIBIT I TO THE OFFER

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement is entered into

BY AND AMONG

TELECOM ITALIA INTERNATIONAL N.V., a company duly organized and existing under the Laws of The Netherlands, with its registered office at 1627 Strawinskylaan, 1077 XX Amsterdam (the “Buyer” or “TII”); on one side; and

TELECOM ITALIA S.P.A. , a company duly organized and existing under the Laws of Italy , with its registered office at  Piazza degli Affari, 2 Milan, Italy (“TI”); and

W de Argentina - Inversiones S.L. (in the process of being transformed into W de Argentina Inversiones S.A.), a company duly organized and existing under the Laws of the Kingdom of Spain with its registered office at Calle Emilio Calzadilla no. 5, 3° Piso, Santa Cruz de Tenerife, Spain (together with its successor the “Seller ” or “Los W”);

Los W S.A., company duly organized and existing under the Laws of Argentina,  with itsoffices at Avenida Madero 900, Buenos Aires, Argentina (“Los W Guarantor Company”); and

Daniel Werthein, Adrian Werthein, Gerardo Werthein and Darío Werthein, (collectively, the “Los W Controlling Shareholders”). The Los W Guarantor Company and the Los W Controlling Shareholders are hereinafter collectively referred to as the Guarantors and Los W and the Guarantors are hereinafter collectively referred to as the “Los W Parties”), on the other side.

The Buyer, the Guarantors and the Seller are referred to in this Agreement collectively as the “Parties” and individually as a “Party”.

PREMISES

(A)           WHEREAS, on the date hereof, the Buyer holds No. 112.124.010 and TI holds No. 142.903.150 of common shares (“acciones ordinarias, cartulares, nominativas no endosables”)  of Sofora Telecomunicaciones S.A. (“Sofora”) corresponding in aggregate to 58% of its share capital; and the Seller holds 184.674.840 common shares (“acciones ordinarias, cartulares, nominativas no endosables”) of Sofora corresponding to 42% of its share capital.

(B)           WHEREAS, Sofora holds 100% of the ordinary share capital of Nortel Inversora S.A. (“Nortel”), corresponding to 67.788 % of Nortel’s share capital on a fully diluted basis.  The preferred share capital of Nortel, corresponding to 32.21% of Nortel share capital on a fully diluted basis, is held by Class A preferred shareholders and Class B preferred shareholders owning, respectively, 13.51% and 18.70% of Nortel share capital on a fully diluted basis.  Nortel holds, in turn, 54.74% of the share capital of Telecom Argentina S.A. (“TA” and, together with Nortel, Sofora and its Subsidiaries, the “Telecom Argentina Group”), which in turn holds approximately 99.9% of the share capital of Telecom Personal S.A.

(C)           WHEREAS, on August 5, 2010, TI, TII, on one side, and Los W, LOS W Guarantor Company, and LOS W Controlling Shareholders, on the other side, among others, have entered into the 2010 Amended and Restated Shareholders’ Agreement as amended on October 13, 2010, (the “2010 Amended and Restated SHA”).

 (D)           WHEREAS, upon terms and conditions set forth in this Agreement, Los W is willing to sell, transfer and assign to the Buyer, and the Buyer is willing to purchase from Los W, for the consideration set forth hereinafter, 43,970,200 common shares of Sofora that currently correspond to 10% of Sofora’s share capital, free and clear of any Lien, together with any associated rights (the “Transferred Shares”).

(E)   The Parties and TI have agreed to amend the 2010 Amended and Restated SHA and have agreed to sign and enter into on the date hereof a second amendment to the 2010 Amended and Restated SHA (the “Second Amendment Agreement”), in the form attached hereto as Exhibit I.

(F)           TI hereby waives to all the provisions set forth under Section 7.5 of 2010 Amended and Restated SHA in relation to the procedures to be followed in case of transfer of the shares to a third party, as defined therein.

NOW THEREFORE, in consideration of the above premises, which, together with any Schedule attached hereto, constitute an integral and substantial part of this Agreement, and intending to be legally bound the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1
In addition to the definitions provided throughout this Agreement and unless the context otherwise requires, the following terms, when capitalized, shall have the following meanings for the purposes of construing this Agreement:

-	“Affiliate” means any Person which directly or indirectly Controls, is Controlled by, or is under common Control with, another Person.

-	“Agreement” means this Agreement, including all Schedules and Exhibits hereto, as may be amended from time to time.

-	“2010 Amended and Restated SHA” shall have the meaning ascribed to such term in the recitals to this Agreement.

-	“Argentina” means the Republic of Argentina.

-	“Argentine Companies Law” means Argentine Law No. 19,550, as amended.

-
“Business Day” means any calendar day other than Saturday and Sunday or bank holiday in New York, New York (United States of America), Milan (Italy), in Amsterdam (The Netherlands), Madrid (Spain) and Buenos Aires (Argentina).

-	“Closing” means the completion of the sale and purchase of the Transferred Shares and the fulfillment of any obligations of the Parties related thereto.

-	“Closing Date” shall have the meaning set forth in Section 3.1 of this Agreement.

-	“Consideration” has the meaning set forth in Section 2.1 of this Agreement.

-
“Control” means (i) the ownership, in the case of a corporation, of more than 50% of the shares of such corporation with voting rights or, in the case of any other Person, the ownership of a majority of the beneficial or voting interest of such Person, or (ii) the power, directly or indirectly, to direct the management of the controlled Person, whether through the ownership of voting securities, by contract or otherwise; and “Controlling” and “Controlled” shall have corresponding meanings. For greater certainty, an investment fund, directly or indirectly, managed by a Person, or any such Person’s Affiliates, shall be considered as controlled by such Person.

-	“Effective Date” shall have the meaning ascribed to such term in section 7.1 below.

-
“Governmental Entity” shall mean any agency, bureau, board, commission, court, department, official, political subdivision, tribunal, administrative, judicial or legislative body or other regulatory or governmental authority or instrumentality, whether federal, state, municipal, national, provincial, domestic or foreign, and any stock exchange authority including without limitation the CNDC (Comisión Nacional de Defensa de la Competencia), SCI (Secreteria de Comercio Interior) and SECOM (Secreteria de Comunicaciones) .

-	“Law” means any applicable constitutional provision, statute or other law, rule, regulation, ordinance, or other binding action or requirement of any Governmental Entity.

-
“Lien” means any charge, mortgage, encumbrance, lease, option, lien, pledge, usufruct, trust, power of sale, retention of title, title defect, right of first refusal or other third party right or security interest of any kind, or an agreement, arrangement or obligation to create any of the foregoing (excluding any rights or obligations under the 2010 Amended and Restated SHA or the Transaction Documents).

-
 “Loss” shall mean any action, cost, damage, disbursement, expense, liability, loss, including loss of revenue or income, diminution in value, deficiency, penalty or settlement of any kind or nature, including but not limited to, interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by any specified Person.

-	“Offer” shall mean the irrevocable offer attaching this Agreement dated as of the date hereof delivered by Los W Parties to the TI Group.

-	“Order” means any decree, injunction, judgment, order, ruling or writ issued by a Governmental Entity.

-
“Person” means any individual, partnership, association, joint stock company, joint venture, corporation, trust, unincorporated organization, limited liability company, government (or agency or political subdivision thereof), or other entity.

-	“Notice of Acceptance” shall mean the acceptance letter to be delivered by the TI Group as per acceptance of the Offer, as provided therein.

-	“Representatives” of a Person shall mean the officers, directors, managers, employees, Agreement.

-
  “Transaction Documents” shall mean collectively this Agreement, the Second Amendment Agreement and any other ancillary agreement or instrument executed by any of Los W Parties, on the one hand, and TI and/or TII, on the other hand, in connection therewith.

-	“Transferred Shares” shall have the meaning ascribed to such term in the recitals to this Agreement.

-	“USD” means United States’ Dollar, the lawful currency of the United States of America.

1.2
All references in this Agreement to designated “Articles,” “Sections” or “Schedules” and other subdivisions are to the designated Articles, Sections or Schedules and other subdivisions of the body of this Agreement.

1.3
Pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms and the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.  The captions and headings herein are included for convenience of reference only, are not intended to define, limit or describe the scope or intent of any provision herein, and shall be ignored in the construction or interpretation of this Agreement.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All references to “days” shall be to calendar days unless otherwise specified.  The definitions in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, unless such phrase otherwise appears.  The words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.  The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict compliance shall be applied against any party.

1.4	All references in this Agreement to “the date hereof” or similar references shall mean the date on which this Agreement is executed by all the Parties.

1.5
Any references to any statute, law, regulation, treaty or protocol shall be deemed to include any amendments thereto from time to time or any successor statute, law, regulation, treaty or protocol thereof and includes the rules and regulations promulgated thereunder, as the same also may be amended from time to time.  Unless otherwise provided herein, references to any agreement shall mean such agreement as amended, restated, supplemented or otherwise modified from time to time.

ARTICLE II

ACQUISITION OF SOFORA SHARES

Subject to the terms and conditions of this Agreement:

2.1
The Seller hereby irrevocably agrees and undertakes to sell, transfer, assign and deliver the full title in and ownership of the Transferred Shares, free and clear of any Lien, to the Buyer, or its assignees, as the case may be, at Closing for an aggregate consideration of 145,000,000 USD (the “Consideration”). For the avoidance of doubt, the Seller acknowledges and agrees that the transfer of the Transferred Shares to Buyer shall only be considered perfected upon the Buyer receiving evidence satisfactory to its own discretion of its registration as owner and holder of the Transferred Shares, free and clear of any Lien in the stock ledger of Sofora.

2.2
The Buyer hereby irrevocably agrees and undertakes to purchase and acquire, from the Seller, full title in and ownership of the Transferred Shares, free and clear of any Lien, at Closing, for the Consideration.

2.3
The transfer of the Transferred Shares shall include all rights attaching thereto at the Closing Date, including (without limitation) (a) all rights deriving from any irrevocable or revocable capital contribution made as of the date hereof; (b) all preemptive rights (if any) to subscribe newly issued shares; (c) all rights (if any) deriving from any capital increase; (d) all rights to accrued profits, including retained earnings or reserves not distributed, and (e) any and all voting rights or other political rights, subject always to the provisions of the 2010 Amended and Restated SHA, as amended from time to time.

ARTICLE III

CLOSING

3.1
Subject to the terms and conditions set forth in this Agreement, the Closing shall take place at the headquarters of Sofora, at Av. Madero 900, Piso 26, Buenos Aires, Argentina, as of the date of delivery of the Notice of Acceptance (the “Closing Date”).

3.2
Actions at Closing.  At the Closing, the following actions shall take place, being understood that all proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no such proceedings shall be deemed taken nor any such documents deemed executed or delivered until all have been taken, executed and delivered.

(a)	the Seller shall assign, transfer, and deliver in the name of and transfer to the Buyer the Transferred Shares;

(b)	the Seller shall deliver to the Buyer:

(i)
a notice of transfer of the Transferred Shares by the Seller in favor of the Buyer, duly executed by a representative of the Seller with signature(s) duly legalized by an Argentine notary public, duly accepted by the Chairman of Sofora, in substantially the same form as the one attached hereto as Exhibit II; and

(ii)	all other required documents necessary to accomplish the transfer to the Buyer of full title in and ownership of the Transferred Shares, free and clear of any Lien.

(c)
The Seller shall deliver its share certificate to the Company, and the Buyer and the Seller shall cause the Company to deliver the share certificate(s) representing the Transferred Shares to the Buyer and the share certificate representing the 32% of the share capital of Sofora to the Seller.

(d)	The Buyer shall pay and deliver to the Seller the Consideration under Article IV.

(e)	the Parties shall cause the registration of the transfer of the Transferred Shares in the Stock Registry Book (Libro de Registro de Accionistas) of Sofora in the favor of Buyer.

(f)
The Seller shall take such other actions as the Buyer may reasonably request to consummate or implement the transactions contemplated hereby.  Promptly upon request by the Buyer, the Seller shall take, execute, acknowledge, deliver, file, re-file, register and re-register, any and all such further acts, certificates, assurances and other instruments as the Buyer may reasonably require from time to time in order to carry out more effectively the purpose of the Closing under this Agreement.

3.3
Post-Closing Actions. As soon as possible and in no event later than 2 Business Days after the Closing Date, the Seller and the Buyer shall inform in writing about the transfer of the Transferred Shares the applicable Governmental Entities, including the CNDC and the SECOM, and the stock exchanges.

ARTICLE IV

PAYMENT OF THE CONSIDERATION

The Consideration shall be paid in cash, in USD, by the Buyer to the Seller at Closing, in immediately available funds by wire transfer at the accounts that Seller will notify separately in writing to the Buyer.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

5.1	The Buyer makes, on the date hereof, the following representations and warranties to the Seller that shall be true and accurate as of the date hereof:

(a)	Organization and Related Matters

The Buyer is a company duly organized and validly existing under the laws of its jurisdiction of incorporation and has full power and authority to enter into this Agreement and to perform its obligations contained herein in accordance with its terms.  No corporate actions on its part are or will be necessary to authorize the execution delivery and performance of this Agreement and any of the transactions and agreements contemplated hereby, and all corporate proceedings required to be taken by the Buyer to authorize the execution, delivery and performance of this Agreement and any of the transactions and agreements contemplated hereby, have been duly taken.

(b)	Authorization; No Conflict

This Agreement is executed by Buyer’s legitimate representative and shall constitute a legally valid and binding obligation of the Buyer, enforceable against it in accordance with its terms.  The execution, delivery and performance of this Agreement and any related agreements or contemplated transactions by the Buyer will not violate, or constitute a breach or default (whether upon lapse of time or the occurrence of any act or event or otherwise) under any agreement, the charter documents or the By-Laws of the Buyer, or violate any Law or Order.

The execution and delivery, performance by the Buyer of this Agreement and the performance of the transactions contemplated hereby by the Buyer do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, to be obtained by the Buyer, except as otherwise provided herein.

(c)	No reliance

In connection with entering into this Agreement, the Buyer hereby represents that: (i) it is not relying for purposes of entering into this Agreement upon any advice, counsel or representations (whether written or oral) of the Seller other than the representations and warranties contained in this Agreement, and (ii) it has consulted with its own advisers to the extent it has deemed necessary, and it has made its own decisions with respect to entering into this Agreement based upon its own judgment and upon any advice from such advisers it has deemed necessary and not upon any view expressed by either of the Seller, any of their Affiliates and/or any of their respective Representatives.

(d)	Funds

The Buyer has immediately available funds in an amount sufficient to pay the consideration set forth herein.

5.2
The representations and warranties of the Buyer contained in Section 5.1 are in lieu of all other representations and warranties however provided under the law applicable hereto.  Buyer makes no representation and gives no warranty to the Seller other than as specifically provided for in Section 5.1.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE GUARANTORS

6.1	Each of the Seller and the Guarantors makes, on the date hereof, the following representations and warranties to the Buyer that shall be true and accurate as of the date hereof:

(a)	Organization and Related Matters

Each of the Seller and the Guarantors, as applicable, are companies duly organized and validly existing under the Laws of their jurisdiction of incorporation and have full power and authority to enter into this Agreement.

The Seller and the Guarantors further represent and warrant that neither the Seller nor the Guarantors, nor any of their investors, managers, partners (either limited, general or managing), shareholders, beneficial owners or Affiliates, either directly or indirectly, in any form and under any title, is participated by or is associated or shares any economic interest with, members of the Government of the Republic of Argentina (including, for the avoidance of any doubt, any officers of any Argentinean Governmental Entity) currently in office or who held office during the past 5 years.

No corporate actions on the part of each of the Seller and the Guarantors are or will be necessary to authorize the execution delivery and performance of this Agreement and any of the transactions and agreements contemplated hereby.  All proceedings required to be taken by each of the Seller and the Guarantors to authorize the execution, delivery and performance of this Agreement, and any of the transactions and agreements contemplated hereby have been duly taken.

(b)	Authorization; No Conflict

This Agreement is executed by the legitimate representative, duly authorized and fully empowered, of each of the Seller and the Guarantors. This Agreement shall constitute a legally valid and binding obligation of the Seller and the Guarantors enforceable against the Seller and/or each of the Guarantors in accordance with its terms.  The execution, delivery and performance of this Agreement and of any related agreements or contemplated transactions by the Seller and by each of the Guarantors will not violate, or constitute a breach or default (whether upon lapse of time or the occurrence of any act or event or otherwise) under any agreement, the charter document or the By-Laws of either of the Seller, or any of the Guarantors or any of their respective Affiliates or violate any Law or Order.  The execution, delivery and performance by the Seller and the Guarantors of this Agreement and the performance of the transactions contemplated hereby by the Seller and each of the Guarantors do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, to be obtained by the Seller or any of the Guarantors, except as otherwise provided herein.

(c)	Stock

The Seller is the owner, beneficially and of record, of the Transferred Shares, and has good, valid and marketable title to the Transferred Shares, free and clear of any Lien, and, without prejudice to the Transaction Documents, has the right, power and authority to sell and transfer the Transferred Shares.  Upon delivery of the Transferred Shares to the Buyer, in accordance with the terms of this Agreement, the Buyer will acquire good and marketable title to the Transferred Shares free and clear of all Liens.

(d)	No transfer restrictions

There are no restrictions or conditions to the transfer of the Transferred Shares to the Buyer, other than those provided herein.  None of the Los W Parties nor any other Person is entitled to any right, under the Law or any agreement, including the 2010 Amended and Restated SHA and the Second Amendment Agreement, having the effect to impede, restrict, condition or limit the transfer of the Transferred Shares contemplated herein or in the Transaction Documents.

(e)	No Reliance

In connection with entering into this Agreement, the Seller and each of the Guarantors hereby represent that: (i) it is not relying (for purposes of entering into this Agreement) upon any advice, counsel or representations (whether written or oral) of the Buyer other than the representations and warranties contained in this Agreement, which are considered by it and by its Affiliates satisfactory and sufficient, and (ii) it has consulted with its own advisers to the extent it has deemed necessary, and it has made its own decisions with respect to entering into this Agreement based upon its own judgment and upon any advice from such advisers it has deemed necessary and not upon any view expressed by the Buyer, any of its Affiliates and/or any of their respective Representatives.

6.2
The representations and warranties of the Seller contained in Section 6.1 are in lieu of all other representations and warranties however provided under the Law applicable hereto. The Seller and the Guarantors make no representation and gives no warranty to the Buyer other than as specifically provided for in Section 6.1.

ARTICLE VII

VALIDITY; TERMINATION OF OBLIGATIONS; SURVIVAL

7.1	Validity and Effect. Termination

(a)
The Parties have executed this Agreement and agreed to be bound by it in connection with, and as an integral part of, the Offer. This Agreement shall become in full force and effect and all the provisions hereof shall be irrevocable and binding upon and enforceable against the Buyer and the Seller and the Guarantors and shall inure to the benefit of each of the Seller, the Buyer and the Guarantors upon the date of acceptance of the Offer by the Buyer through the delivery of the Notice of Acceptance as contemplated in the Offer (the “Effective Date”). The Buyer may, at its sole discretion, accept the Offer, this Agreement and the other Transaction Documents prior to the expiration of the Offer, as set forth in the Offer.

It is understood and agreed that, notwithstanding anything to the contrary contained herein, if the Buyer does not accept the Offer as contemplated therein, this Agreement shall be null and void and the transactions contemplated hereby shall remain with no effect, without need of any further communication between the Parties.

 This Agreement shall remain in full force until the Parties’ obligations contained herein are performed in full, unless otherwise terminated earlier as set forth hereunder.

(b)	Notwithstanding anything to the contrary contained in this Agreement:

(i)
the Parties acknowledge and agree that this Agreement shall automatically terminate, without need for any further communication among the Parties, if the Closing does not occur, for any reasons whatsoever, within 2 days as of the date of the Offer, unless such term is extended by mutual consent in writing by Buyer and Seller.

7.2	Effect of Termination

Notwithstanding anything to the contrary contained herein, provisions of Sections  7.2 and 10.1 and   Articles 8, and  11 shall survive any termination of this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1	Obligations of the Seller

Each of the Seller and the Guarantors agrees to indemnify and hold harmless the Buyer and its Representatives from and against any Losses of the Buyer and its Representatives based upon or arising from (i) any breach in or inaccuracy of any of the representations and warranties made by any of the Seller and the Guarantors in this Agreement or in any certificate or other document delivered by each of the Seller and the Guarantors in connection herewith, or (ii) any breach or nonperformance of covenants or agreements made by each of the Seller and the Guarantors in or pursuant to this Agreement.

8.2	Obligations of the Buyer

The Buyer agrees to indemnify and hold harmless the Seller and its Representatives from and against any Losses of the Seller and their Representatives based upon or arising from (i) any breach in or inaccuracy of any of the representations and warranties made by the Buyer in this Agreement or in any certificate or other document delivered by the Buyer in connection herewith, or (ii) any breach or nonperformance of covenants or agreements made by the Buyer in or pursuant to this Agreement.

8.3	Procedure

(a)
Notice.  If any party that shall be indemnified in accordance with Sections 8.1 and 8.2 (such Party, an “Indemnified Party”) shall incur or suffer any Loss that may be subject to indemnification pursuant to this Agreement, such Indemnified Party shall give notice to the Party against which indemnification shall be sought in accordance with Sections 8.1 and 8.2 (such Party, an “Indemnifying Party”) of any matter that the Indemnified Party believes has given or could give rise to a right of indemnification under this Agreement promptly, but in no event later than 30 (thirty) days after the Indemnified Party first learns of such claim, stating the amount of the Loss, if known, and method of computation thereof, if possible, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, and requiring indemnification of such Loss from the Indemnifying Parties (any such notice, an “Indemnity Claim”). The Indemnifying Parties shall, as soon as practicably possible after receipt of such notice but in no event later than 30 (thirty) days from such receipt, indemnify and reimburse the Indemnified Party for the full amount of the Loss, net of any taxes or withholdings applicable to the payment or reimbursement of the relevant amount to the Indemnified Party.

(b)
Defense of Third-Party Claims.  The obligations of an Indemnifying Party under this Article VIII with respect to any Loss arising from claims of any third-party which are subject to the indemnification provided therein (each, a “Third-Party Claim”) shall be governed by the following additional terms and conditions:

(i)
If an Indemnified Party shall receive notice of any Third-Party Claim, the Indemnified Party shall immediately give the Indemnifying Party notice of such Third Party Claim following receipt by the Indemnified Party of such notice. Such notice shall include any information and documentation available to the Indemnified Party –including without limitation the documents contained in the notification of the Third Party Claim to the Indemnified Party.  Failure or delay to provide such notice shall not limit the indemnification obligations of the Indemnifying Party except solely and to the extent that the Indemnifying Party was actually prejudiced by such failure or delay.

(ii)
The Indemnifying Party shall be entitled to join – but not control - the defense of the Third-Party Claim; provided, however, that if the Indemnifying Party irrevocably and unconditionally undertakes in writing to renounce to and waive any objection, argument, action, cause of action, claim, demand, request, that it has, had or may have in the future against its obligation to indemnify the Indemnified Party against all Losses arising from such Third-Party Claim, the Indemnifying Party shall be entitled, at its own expense, to control the defense, negotiation and/or settlement of the notified Third-Party Claim through counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party.  The Indemnified Party shall be entitled to participate in the defense of any such claim through counsel of its choosing retained at its expense.

(iii)
In the event the Indemnifying Party undertakes any such defense against any such Third-Party Claim as provided above, the Indemnified Party shall timely and promptly cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.

(iv)
In the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.

(v)
No Third-Party Claim may be settled by the Indemnifying Party or by the Indemnified Party, and the Indemnifying Party shall make no concession or admission of liability, without the prior written consent of the other Party, which cannot be unreasonably withheld.

8.4	Certain General Provisions

(a)
Any Indemnity Claim under this Article VIII with respect to any breach or nonperformance by either party of a representation, warranty, covenant or agreement shall be limited to the amount of the actual Losses sustained by the Indemnified Party by reason of such breach or nonperformance, net of any insurance proceeds received by the Indemnified Party.

(b)	The Parties shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify an Indemnified Party hereunder, including by making reasonable efforts to mitigate or resolve any such claim or liability. Each Party shall use reasonable efforts to address any claims or liabilities that may provide a basis for an Indemnity Claim such that each Party shall respond to any claims or liabilities in the same manner it would respond to such claims or liabilities in the absence of the indemnification provisions of this Agreement. In the event that any Party shall willfully fail to make such reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other Party shall not be required to indemnify any Person for any Loss that could reasonably be expected to have been avoided if such Party, as the case may be, had made such efforts.

ARTICLE IX

NOTICES

Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by fax or (c) mailed by internationally-recognized courier (e.g., FedEx, DHL or UPS) to the addresses specified hereinafter or to any such other addresses and/or Person as either Party may communicate to the other in writing:

 If to TELECOM ITALIA INTERNATIONAL N.V.

 1627 Strawinskylaan, 1077 XX

 Amsterdam

 Attention of the Chief Executive Officer

 Facsimile: +31 20 3010951

 If to Los W Parties:

Address: Avenida Madero 900, 10th floor, Buenos Aires, Argentina

Fax number: 0054-11-43169079

Attention to: Mr. Gerardo Werthein

Each such notice or other communication shall be effective (i) if transmitted by fax, when transmitted to the applicable number or address so specified in (or pursuant to) this Article IX and an appropriate confirmation is received, and (ii) if delivered in person or by internationally-recognized courier on the date of such delivery.

ARTICLE X

MISCELLANEOUS

10.1	Confidentiality

All information disclosed by any Party to this Agreement or their respective Affiliates (or their respective Representatives) whether before or after the date hereof, in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to any other party (or its Representatives) shall be kept strictly confidential by such other Party of this Agreement and its Representatives and shall not be used by any Persons other than as contemplated by this Agreement, except to the extent that  (i) such information was known by the recipient when received, (ii) such information is or hereafter becomes lawfully obtainable from other sources, (iii) such duty as to confidentiality is waived in writing by the disclosing party. If this Agreement is terminated, each Party shall return upon written request from the other party all documents (and reproductions thereof) received by it or its Representatives from such other Party (and, in the case of reproductions, all such reproductions made by the receiving party) that include information not within the exceptions contained in the first sentence of this Section 10.1, unless the recipients provide assurances reasonably satisfactory to the requesting party that such documents have been destroyed.

10.2	Parties in Interest; Assignment

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the Parties hereto and their respective successors. This Agreement and the rights, interests or obligations hereunder shall not be assigned by any Party without the prior written consent of the other Parties, and any attempt to assign this Agreement without such consent shall be void and of no effect.

10.3	Severability

In the event any term or provision of this Agreement shall be deemed to be illegal, invalid or unenforceable for any reason, such illegality, invalidity or unenforceability will not affect any other term or provision of this Agreement and the Parties shall endeavor to replace the invalid or null and void provision(s) with such which correspond best to the intention to the Parties hereto.

10.4	Schedules and Exhibits; No Amendments

All Schedules to this Agreement constitute an integral and substantial part of this Agreement.  This Agreement may be amended only upon the mutual written consent of the Parties hereto.  No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose extent and instance so provided.

10.5	Counterparts. Entire Agreement

(a)
This Agreement is and shall be deemed duly executed and delivered by the Parties upon execution and delivery of the Offer and the Notice of Acceptance as of the date of execution and delivery by the Parties of the Offer and the Notice of Acceptance.

(b)
This Agreement, the Offer and the Notice of Acceptance, all annexes, appendix, exhibits, schedules to this Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements, undertakings, both written and oral, of the Parties with respect to the subject matter hereof.

10.6	Publicity and Reports

All the Parties of this Agreement shall coordinate all public announcements relating to the existence of this Agreement as well as the transactions contemplated hereby and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, without obtaining the prior written consent of the other Parties except to the extent a particular action is required by applicable law, Order and stock exchange rules.

10.7	Expenses

The Seller and the Buyer shall each pay their taxes and expenses incident to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, respectively incurred by the Seller and the Buyer, including but not limited to the fees, expenses and disbursements of their respective investment bankers, advisors (including tax advisors), accountants and counsel.  Any stamp Tax in connection to the execution of this Agreement if applicable shall be borne half by Buyer and half by the Los W Parties.

10.8	Remedies; Waiver

Except to the extent this Section 10.8 is inconsistent with any other provision in this Agreement or applicable law, all rights and remedies existing under this Agreement are cumulative to and not exclusive of, any rights or remedies otherwise available under applicable Law. No failure on the part of any Party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

10.9	Language

Although the Parties may translate this Agreement into different languages, the governing version shall be the English language version.

10.10	Obligations of the Guarantors and the Seller

(a)
Each Guarantor hereby expressly, irrevocably and unconditionally agrees to be jointly and severally liable as co-obligor with the Seller, and with each other, and individually, to be fully answerable, as primary obligor and not as a surety, for the due performance of all obligations and liabilities imposed directly or indirectly on the Seller by this Agreement, including without limitation the obligation to pay the indemnification obligation under Article VIII of this Agreement.

Without prejudice for the foregoing, each Guarantor shall be liable as principal payors and primary obligor hereunder for any of the obligations assumed by the Seller hereunder. Accordingly, it is expressly agreed and understood that (i) the Buyer shall be entitled at its sole and absolute discretion to claim from any of the Guarantors the full performance of any obligation assumed by the Seller hereunder; (ii) any breach by the Seller to any obligation assumed by it hereunder shall be deemed as a direct breach by each of the Guarantors of the obligations assumed hereunder; and (iii) any waiver by the Guarantors and/or the Seller to any remedy, right or legal defense shall be deemed as a waiver by each of the Guarantors and the Seller to such remedy, right or legal defense.

(b)
It is expressly agreed and understood that the joint and several liability of the Guarantors  and the Seller in accordance with subsection (a) above shall not be affected, limited or terminated by virtue of the winding-up, liquidation, dissolution or other incapacity of either of the Seller or any change in the status, control or ownership of either of the Seller.

10.11	Headings

The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

10.12	Specific Performance

Each of the Parties acknowledges that a violation of this Agreement by any other Party, or a failure by any Party to perform any of the provisions of this Agreement in accordance with its specific terms, may cause the other Parties irreparable harm, which may not be adequately compensated for by money damages.  Each of the Parties therefore agrees that in the event of any actual or threatened violation by any other Party of this Agreement, such Party shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief or to specific performance to prevent any violations by the breaching Party of this Agreement or failures by the breaching Parties to perform any of the provisions of this Agreement in accordance with their specific terms, without the necessity of posting a bond.  In the event the non-breaching Party prevails in any action commenced under this Section 10.13, such non-breaching Party shall also be entitled to receive reasonable attorneys’ fees and court costs.

10.13.	Compliance with Anti-Corruption Laws.

(a)	In connection with the sale of the Transferred Shares or otherwise in performing its obligations under this Agreement, the Seller represents and warrants the following:

(i)
The Seller shall make its best effort to obtain all licenses, permits and approvals required by any government or applicable authority in connection with the sale of the Transferred Shares.  In addition, the Seller will comply with all country, federal, state and local laws, ordinances, codes, regulations, rules, policies and procedures of any government or other competent authority, including, without limitation, all anti-corruption laws, including, the U.S. Foreign Corrupt Practices Act (“Applicable Laws”).

(ii)	the Seller shall not take any action or permit or authorize any action in violation of the Applicable Laws;

(iii)
the Seller will not use money or other consideration paid by TII (and the Seller will not use its own money on TII’S behalf) for any unlawful purposes, including any purposes violating Applicable Laws, such as direct  or indirect payments, for the purpose of assisting TII in obtaining or retaining business, to any of the following:

(w)
Government officials (including any person holding an executive, legislative, judicial or administrative office, whether elected or appointed, or of any public international organization, such as the United Nations or World Bank, or any person acting in any official capacity for or on behalf of such government, public enterprise or state-owned business); or

(x)	Political parties or party officials; or

(y)	Candidates for political office; or

(z)	Any person, while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly to any of the above-identified persons or organizations.

(iv)	To the Seller’s knowledge, the Seller and its directors and key officers are not currently and formally convicted of, or plead guilty to, any offense involving fraud or corruption;

(v)
On the basis of the information currently available to the Seller, neither it nor its directors have been listed by any government or public agency (such as the United Nations or World Bank) as debarred, suspended, or proposed for suspension or debarment or otherwise ineligible for government procurement programs;

ARTICLE XI

APPLICABLE LAW AND JURISDICTION

11.1.	Applicable law

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, without regard to the principles of conflict of laws thereof.

11.2.	Jurisdiction

Each of the Parties acknowledges and agrees that any dispute, claim or controversy arising from, relating to, or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "ICC"), as existing from time to time, which rules (the “Rules of Arbitration”) are deemed to be incorporated by reference into this clause.  To this extent, each Party hereby irrevocably waives its rights to commence any proceeding in any court with respect to any matter subject to arbitration under this Agreement.  The arbitral tribunal shall be composed of three (3) members; the Party requesting the arbitration shall appoint one (1) arbitrator and the other Party shall appoint one (1) arbitrator in the following ten (10) Business Days; the two Party-appointed arbitrators shall, within ten (10) Business Days from their confirmation by the International Court of Arbitration of the ICC, appoint a third arbitrator to serve as the chairman of the arbitral tribunal; in case of failure by the Party-appointed arbitrators to appoint the chairman within the  above mentioned term, the International Court of Arbitration of the ICC shall appoint the third arbitrator pursuant to the Rules of Arbitration; unless differently provided herein, any terms set forth by the above mentioned Rules of Arbitration shall be shortened by one half pursuant to Article 32 of said Rules of Arbitration in case any Party so requests in writing to the ICC in the request for arbitration or within ten (10) Business Days from service thereof, as the case may be.  In any event the members of the Los W Parties shall be considered as a single Party for the purpose of this clause.  The place of arbitration shall be Paris, France. The language of the arbitration shall be English.  Notwithstanding anything to the contrary, documents and other evidence in the arbitration may be submitted in Spanish if that is the original language of the document or evidence and no translation into English will be required.  Witnesses and experts may provide testimony in Spanish if that is their mother tongue or if they so elect and no translation into English will be required.  The decision of a majority of the arbitrators shall be final and binding on the Parties and their respective successors.  Nothing in this Section shall be construed as preventing any Party from seeking conservatory or similar interim relief in any court of competent jurisdiction, provided however that the arbitral tribunal shall always have jurisdiction on the merits of the case, including, without limitation, the authority to award specific performance regarding any and all matters arising from this Agreement; each Party having sought and obtained a conservatory or other interim relief from a court of jurisdiction shall within 30 (thirty) days from the grant of such relief file an arbitration case as provided hereunder: failure to initiate such arbitration proceedings within the given thirty (30) days term, due to any reason whatsoever, shall be considered in any case (i.e. irrelevant for the merits of the case) a major breach of this Agreement and shall entitle the other Party to seek and obtain from the Arbitral Tribunal the full restoration of the damages suffered as a consequence. The Parties expressly agree that this clause and the obligations under it shall be considered a stand alone agreement, independent of the other stipulations and clauses contained in this Agreement. To the extent that this Agreement shall be determined to be null and void in whole or in part, the validity of this clause shall in no way be affected by such a determination, and the arbitral tribunal shall have the power to make a determination as to its competence and as to the existence or validity of this clause.

To the extent that any Party may, in any suit, action or proceeding arising out of or in connection with this Agreement, be entitled to the benefit of any provision of law requiring the other Party in such suit, action or proceeding to post security for costs, or to post a bond or to take similar action (including without limitation, opposing the "excepcion de arraigo"), the Parties hereby irrevocably waive such benefit, in each case to the fullest extent now or in the future permitted under applicable laws.

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EXHIBIT I

Second Amendment Agreement

EXHIBIT II

NOTICE OF TRANSFER

Ciudad Autónoma de Buenos Aires, __ de Marzo de 2011

Sres. Directores de
Sofora Telecomunicaciones S.A.
At: Presidente Ing. Franco Livini
Avenida Eduardo Madero 900, piso 26°
Ciudad Autónoma de Buenos Aires

Ref: Comunicación Artículo 215, Ley 19.550

De mi consideración:

Dirijo la presente en mi carácter de apoderado del accionista                                                                                                           W de Argentina – Inversiones S.L. —actualmente en proceso de transformación en sociedad anónima—, que se encuentra registrado en el Libro de Registro de Acciones de Sofora Telecomunicaciones S.A. (la “Sociedad”) como titular de 184.674.840 acciones ordinarias, nominativas no endosables, de un peso valor nominal cada una, representativas del 42% del capital social y votos de la Sociedad, a fin de comunicarle que en la fecha mi mandante ha transferido 43.970.200 acciones ordinarias, nominativas no endosables de un peso valor nominal cada una, representativas del 10% del capital social y votos de la Sociedad, a favor de Telecom Italia International N.V., una sociedad constituida en Ámsterdam, Países Bajos, con domicilio en _______________.

Se deja constancia que la transferencia de acciones aquí notificada incluye, asimismo, todos los derechos y beneficios económicos, políticos y de voto inherentes a las referidas acciones.

Adicionalmente informo que, como consecuencia de esta transacción, Telecom Italia International N.V. es titular de 156.094.210 acciones ordinarias, nominativas no endosables, de un peso valor nominal cada una, representativas del 35,5% del capital social y votos de la Sociedad, Telecom Italia S.p.A es titular de 142.903.150 acciones ordinarias, nominativas no endosables, de un peso valor nominal cada una, representativas del 32,5% del capital social y votos de la Sociedad y W. de Argentina-Inversiones S.L. es titular de 140.704.640 acciones ordinarias, nominativas no endosables, de un peso valor nominal cada una, representativas del 32% restante.

En tal sentido, les solicito tengan a bien: (i) realizar todos los actos que fueren necesarios a los efectos de modificar las anotaciones realizadas en el Libro de Registro de Acciones de la Sociedad, a los fines de reflejar la nueva titularidad de las mismas, (ii) cancelar los títulos accionarios que correspondiera y canjearlos por los nuevos títulos accionarios necesarios a los efectos de representar las actuales tenencias accionarias y (iii) realizar todo otro acto que fuere necesario a los efectos de perfeccionar la mencionada transferencia frente a la Sociedad y frente a terceros.

Atentamente,

Aclaración: Apoderado W de Argentina – Inversiones S.L.

EXHIBIT III

NOTICE OF ACCEPTANCE

Italy, [●]

To:
W DE ARGENTINA – INVERSIONES S.L.
LOS W S.A.
DANIEL WERTHEIN
ADRIAN WERTHEIN
GERARDO WERTHEIN
DARIO WERTHEIN

Ref: Offer No. [●]
Dear Sirs:

We hereby accept you “Offer No. [●]” dated [●]

Regards,

TELECOM ITALIA INTERNATIONAL N.V.

By:
Title:

TELECOM ITALIA S.P.A.

By:
Title:

ANNEX III (CONTINUED)

Reception of Notice of Acceptance

Italy, [●]
To:
Telecom Italia International N.V.
Telecom Italia S.p.A.

Ref: Offer No. [●]

Dear Sirs:

We hereby confirm receipt of your Notice of Acceptance to accept Offer No. [●] dated [●]

Regards,

W DE ARGENTINA – INVERSIONES S.L.
LOS W S.A.
DANIEL WERTHEIN
ADRIAN WERTHEIN
GERARDO WERTHEIN
DARIO WERTHEIN

NOTICE OF ACCEPTANCE

Amsterdam, March 9, 2011
To:
W DE ARGENTINA – INVERSIONES S.L.
LOS W S.A.
DANIEL WERTHEIN
ADRIAN WERTHEIN
GERARDO WERTHEIN
DARIO WERTHEIN

Ref: Offer for SHARE PURCHASE AGREEMENT No. 1/2011

Dear Sirs:

We hereby accept your “Offer for SHARE PURCHASE AGREEMENT No. 1/2011” dated March 9, 2011.

Regards,

TELECOM ITALIA INTERNATIONAL N.V.

By: Francesco Saverio Lobianco
Title: Chief Executive Officer

NOTICE OF ACCEPTANCE

Rome, March 9, 2011

To:
W DE ARGENTINA – INVERSIONES S.L.
LOS W S.A.
DANIEL WERTHEIN
ADRIAN WERTHEIN
GERARDO WERTHEIN
DARIO WERTHEIN

Ref: Offer for SHARE PURCHASE AGREEMENT No. 1/2011

Dear Sirs:

We hereby accept your “Offer for SHARE PURCHASE AGREEMENT No. 1/2011” dated March 9, 2011.

Regards,

TELECOM ITALIA S.p.A.

By: Claudia Ballardin
Title: Proxyholder

Reception of Notice of Acceptance

Buenos Aires, March 9, 2011

To:
Telecom Italia International N.V.

Ref: Offer for SHARE PURCHASE AGREEMENT No. 1/2011

Dear Sirs:

We hereby confirm receipt of your Notice of Acceptance to accept Offer for SHARE PURCHASE AGREEMENT No. 1/2011 dated March 9, 2011.

Regards,

W DE ARGENTINA – INVERSIONES S.L.
LOS W S.A.
DANIEL WERTHEIN
ADRIAN WERTHEIN
GERARDO WERTHEIN
DARIO WERTHEIN

By: Dario Werthein
Title: On his own and as Proxyholder

Reception of Notice of Acceptance

Buenos Aires, March 9, 2011

To:
Telecom Italia S.p.A.

Ref: Offer for SHARE PURCHASE AGREEMENT No. 1/2011

Dear Sirs:

We hereby confirm receipt of your Notice of Acceptance to accept Offer for SHARE PURCHASE AGREEMENT No. 1/2011 dated March 9, 2011.

Regards,

W DE ARGENTINA – INVERSIONES S.L.
LOS W S.A.
DANIEL WERTHEIN
ADRIAN WERTHEIN
GERARDO WERTHEIN
DARIO WERTHEIN

By: Dario Werthein
Title: On his own and as Proxyholder

EXHIBIT 3

AMENDMENT NO. 2 TO THE 2010 AMENDED AND RESTATED
SHAREHOLDERS’ AGREEMENT

THIS AMENDMENT NO. 2 (the “Second Amendment”) TO THE 2010 AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT IS ENTERED INTO ON MARCH 9, 2011, BY AND AMONG:

TELECOM ITALIA S.p.A. a company duly organized and existing under the laws of Italy with its registered office at Piazza Affari 2, Milan, Italy (“TI”);  and

TELECOM ITALIA INTERNATIONAL N.V., a company duly organized and existing under the laws of The Netherlands, with its registered office at “Atrium” 3111, Strawinskylaan 1627, 1077 XX Amsterdam (“TII”), on one side; and

W DE ARGENTINA - INVERSIONES S.L. (in the process of being transformed into W DE ARGENTINA – INVERSIONES S.A.), a company duly organized and existing under the laws of the Kingdom of Spain with its registered office at Calle Emilio Calzadilla no. 5, 3° Piso, Santa Cruz de Tenerife, Spain (together with its successor “LOS W”); and

LOS W S.A., a company duly organized and existing under the laws of Argentina, the guarantor company of LOS W, with its registered offices at Avenida Madero 900, Buenos Aires, Argentina (“LOS W Guarantor Company”); and

Messrs. Daniel Werthein, Argentinean citizen ID Number 4548122, Adrián Werthein, Argentinean citizen ID Number 10155697, Gerardo Werthein, Argentinean citizen ID Number 11802966,  and Darío Werthein, Argentinean citizen ID Number 17332652 (the “LOS W Controlling Shareholders”),

TI, TII, LOS W, LOS W Guarantor Company, the LOS W Controlling Shareholders, are hereinafter individually referred to as “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, on August 5, 2010, the Parties hereto and WAI INVESTMENTS I, LLC, a limited liability company of which Los W was the sole member, then duly formed and existing under the Laws of the State of Delaware with its registered office at The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 and WAI INVESTMENTS II, LLC a limited liability company of which Los W was the sole member, then duly formed and existing under the Laws of the State of Delaware with its registered office at The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 with its registered office at The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 entered into an Amended and Restated Shareholders’ Agreement (the “2010 Amended and Restated Shareholders’ Agreement”);

WHEREAS, LOS W, WAI Investment I LLC, WAI Investment II LLC, TI and TII assumed a Compromiso before CNDC, dated October 4, 2010, with respect to Expte S01:0297934/2010 (con.741) (the “Compromiso”);

WHEREAS, on October 13, 2010, in light of the provisions of the Compromiso the Parties hereto and WAI Investment I LLC and WAI Investment II LLC entered into the Amendment No. 1 to the 2010 Amended and Restated Shareholders’ Agreement (the “Amendment Agreement”); the 2010 Amended and Restated Shareholders’ Agreement together with the Amendment Agreement are hereinafter collectively referred as to the “Shareholders’ Agreement”).

WHEREAS WAI Investment I LLC and WAI Investment II LLC are no longer shareholders of  Sofora Telecomunicaciones S.A. (the “Company”) and were dissolved;

WHEREAS, on the date hereof, the Parties have entered into a certain share purchase agreement (the “Share Purchase Agreement”), by means of which TII shall acquire from Los W 43.970.200 common shares of the Company corresponding to 10% of Company’s share capital, thus increasing its participation in the Company, together with TI, to 68% of the share capital of the Company, while Los W will hold the remaining 32%;

WHEREAS, notwithstanding the abovementioned transfer, the Parties are willing to enter into this Second Amendment for the sole and exclusive purpose of maintaining  unaltered, according to the terms herein, the governance of Telecom Argentina Group as established under the Shareholders Agreement, without affecting or modifying the governance rights currently granted to LOS W under the Shareholders Agreement, including, without limitation, the right to appoint the number of members of the Board of Directors, the Comisión Fiscalizadora, the Comité de Auditoría, the Regulatory Compliance Committee, the Consejo de Dirección and any other Corporate Body that LOS W is currently entitled to appoint with 42% of  Company’s share capital, and without altering the scope or powers of any Corporate Body or of the Consejo de Dirección or of the Regulatory Compliance Committee. For the avoidance of doubt, although as of the Effective Date LOS W will hold 32% of the Company’s share capital, it is the objective of the Parties and has been a condition for entering into the Share Purchase Agreement, that after the Effective Date, and to the extent its participation is not lower than 32% of the Company’s share capital, LOS W will have the same governance rights that it currently has under the Shareholders’ Agreement, as if LOS W were the owner of 42% of the Company’s share capital, provided however that, notwithstanding anything to the contrary contained herein, LOS W will exercise its voting rights in the Shareholders’ Meeting of the Company, any economic rights, including without limitation any right to accrued profits, retained earnings or reserves not distributed, any preemptive right to subscribe any newly issued shares, as well as any right under Article 7 (Transfer of  Shares) and 12 (Issuance of Company new shares),  in proportion with its actual participation in the Company’s share capital.

NOW THEREFORE, the parties hereto hereby agree as follows:

SECTION 1. Definitions. All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Shareholders’ Agreement.

SECTION 2. Amendment to Section 13.2 (a) of the Shareholders’ Agreement: Section 13.2 (a) of the Shareholders’ Agreement is hereby amended by replacing the term “42%” in the fifth line thereof, by the term “32%”. The remaining provisions remain unchanged.

SECTION 3. Amendment to Section 13.3 of the Shareholders’ Agreement: Section 13.3 of the Shareholders’ Agreement is hereby amended by replacing the term “39%” in the second line thereof, by the term “32%”. The remaining provisions remain unchanged.

SECTION 4. Amendment to Section 13.4 of the Shareholders’ Agreement: Section 13.4 of the Shareholders’ Agreement is hereby amended by replacing the term “39%”, in the first line thereof, by the term “32%”. The remaining provisions remain unchanged.

SECTION 5. Effect. Upon occurrence of the Effective Date, each reference in the Shareholders’ Agreement, to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Shareholders’ Agreement, shall mean and be a reference to the Shareholders’ Agreement as amended by this Second Amendment. Except as specifically and expressly amended by this Second Amendment, the Shareholders’ Agreement shall remain unaltered and in full force and effect and is hereby ratified and confirmed by the Parties.

SECTION 6.Effectiveness. This Amendment Agreement shall come into full force and effect on the date on which the Closing (as defined in the Share Purchase Agreement) has been consummated pursuant to the Share Purchase Agreement, with TI and TII being registered in the stock ledger of the Company as the owners of an aggregated number of shares of the Company equal to 68% of its share capital (“Effective Date”). Notwithstanding anything to the contrary contained herein, in the event the Effective Date does not occur, this Second Amendment shall automatically and without the taking of any action by any Party be null and void, and the Shareholders’ Agreement shall remain unaltered by the provisions hereof.

SECTION 7.Governing Law. Jurisdiction. Public Announcement. For the purposes of this Second Amendment, the Parties agree that Sections 19, 20 and 22 of the Shareholders’ Agreement (as amended hereby) shall apply and are hereby incorporated by reference as if stated herein, mutatis mutandis.

[Remainder of page left blank intentionally.]

TELECOM ITALIA S.P.A

By:

Duly authorized representative

Date:

TELECOM ITALIA INTERNATIONAL N.V.

By:

Duly authorized representative

Date:

W DE ARGENTINA – INVERSIONES S.L.

By:

Duly authorized representative

Date:

LOS W S.A.

By:

Duly authorized representative

Date:

DANIEL WERTHEIN

By:

Duly authorized representative

Date:

ADRIAN WERTHEIN

By:

Duly authorized representative

Date:

GERARDO WERTHEIN

By:

Duly authorized representative

Date:

DARIO WERTHEIN

By:

Duly authorized representative

Date:

EXHIBIT 4

PRESS RELEASE

TELECOM ITALIA: TELECOM ARGENTINA STAKE INCREASED

Rome, 10 March 2011

Telecom Italia announces that it has finalised the acquisition, through its subsidiary Telecom Italia International N.V.,of a 10%stake of Sofora Telecomunicaciones S.A.’s capital – the holding company which controls Telecom Argentina -  from the Argentine partner Werthein for a consideration of US$145 millions.

Thus, Telecom Italia has increased its stake in Sofora from 58% to 68% of the company’s capital, and the economic interest of Telecom Italia Group in Telecom Argentina rises from 18.3% to 21.1%.

This transaction does not alter or modify (i) the governance rights of the Telecom Argentina Group set forth in the shareholders’ agreement between the Telecom Italia Group and Werthein effective as of the date hereof, nor (ii) the commitments assumed by the Telecom Italia Group before the Argentine antitrust authorities.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.com/investorrelations

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of TI, TII, Sofora and Nortel, are set forth below.  If no business address is given the director’s or officer’s business address is the address of the company with which such person is associated.

Telecom Italia S.p.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Gabriele GALATERI DI GENOLA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Telecom Italia S.p.A. – Piazza degli Affari 2, 20123 Milan, Italy
Franco BERNABE’ – Piazza degli Affari 2, 20123 Milan, Italy	Chief Executive Officer – Telecom Italia S.p.A. - Piazza degli Affari 2, 20123 Milan, Italy
Cesar Izuel ALIERTA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Telefonica S.A. - Distrito C Edificio Central 1 floor - Ronda de la Comunication S/N – 28050 Madrid, Spain
Paolo BARATTA – Piazza degli Affari 2, 20123 Milan, Italy	Director – Telecom Italia S.p.A. - Piazza degli Affari 2, 20123 Milan, Italy
Tarak BEN AMMAR – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Quinta Communications S.A. - Avenue Hoche, 16 – Paris 75008, France
Roland BERGER – Piazza degli Affari 2, 20123 Milan, Italy	Honorary Chairman of the Board of Directors - Roland Berger Strategy Consultants - Mies-van-der-Rohe-Str. 6 80807 Munich, Germany
Elio CATANIA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors and Managing Director of ATM Group (Milan Transport Company) -Foro Buonaparte, 61 – 20121 Milan, Italy
Jean Paul FITOUSSI – Piazza degli Affari 2, 20123 Milan, Italy	Professor of Economics at the Institut d’Études Politiques in Paris – 69 quai d’Orsay, 75007 – Paris, France
Julio LINARES LOPEZ – Piazza degli Affari 2, 20123 Milan, Italy	Chief Operating Officer – Telefonica S.A. Distrito C Edificio Central 1 floor - Ronda de la Comunication S/N – 28050 Madrid, Spain
Gaetano MICCICHE’ – Piazza degli Affari 2, 20123 Milan, Italy	General Manager - Intesa San Paolo S.p.A. – Piazza San Carlo 156 , 10121, Turin, Italy
Aldo MINUCCI – Piazza degli Affari 2, 20123 Milan, Italy	Deputy General Manager – Assicurazioni Generali S.p.A., Piazza Duca degli Abruzzi 2, 34132, Trieste, Italy
Renato PAGLIARO – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Mediobanca S.p.A. – Piazzetta Cuccia, 1 – 20121 Milan, Italy
Mauro SENTINELLI – Piazza degli Affari 2, 20123 Milan, Italy	Director – Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy

Name and Business Address	Present Principal Occupation Including Name and Address4 of Employer
Executive Officers (Who Are Not Directors)
Oscare CICCHETTI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Technology & Operations – Telecom Italia S.p.A. - Piazza degli Affari 2, 20123 Milan, Italy
Stefano CIURLI - Piazza degli Affari 2, 20123 Milan, Italy	Head of Purchasing – Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy
Antonino CUSIMANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Corporate Legal Affairs, a.i. Head of Legal Affairs and General Counsel– Telecom Italia S.p.A.
Luca LUCIANI - Avenida das Américas, 3.434 - 7º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Diretor Presidente of Tim Brasil and of TIM Participaçoes S.A.
Andrea MANGONI – Piazza degli Affari 2, 20123 Milan, Italy	Chief Financial Officer and Head of International Business –Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy
Antonio MIGLIARDI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Human Resources and Organization – Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy
Marco PATUANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Domestic Market Operations – Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy
Franco BERTONE – Av. Alicia Moreau de Justo, 50, piso 13, Buenos Aires Argentina	Director General Ejecutivo – Telecom Argentina S.A.

Telecom Italia International N.V.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Andrea MANGONI (Chairman) – Piazza degli Affari 2, 20123 Milan, Italy	Chief Financial Officer and Head of International Business –Telecom Italia S.p.A.
Francesco Saverio LOBIANCO (Chief Executive Officer) – 1627 Strawinskylaan, 1077 XX Amsterdam, The Netherlands	Chief Executive Officer – Telecom Italia International N.V.
Francesco Saverio BRUNO – Piazza degli Affari 2, 20123 Milan, Italy	Manager – Telecom Italia S.p.A.
Stefano CIURLI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Purchasing – Telecom Italia S.p.A.
Roberto MORO – Piazza degli Affari 2, 20123 Milan, Italy	Director Taxation - Telecom Italia S.p.A.
Marco PATUANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Domestic Market Operations – Telecom Italia S.p.A.
Nicola VERDICCHIO– Piazza degli Affari 2, 20123 Milan, Italy	Head of International Legal Affairs – Telecom Italia S.p.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
Andrea LILLO – 1627 Strawinskylaan, 1077 XX Amsterdam, The Netherlands	Chief Financial Officer – Telecom Italia International N.V.

4  Same address as director’ or officer’s business address except where indicated.

Sofora Telecomunicaciones S.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors (Principal members – Alternate Directors are not listed)
Franco LIVINI – Av. Eduardo Madero N° 900, piso 26°, Buenos Aires Argentina.	Chairman of the Board of Directors – Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.
Adrián WERTHEIN - Av. Eduardo Madero N° 900, piso 10°, Buenos Aires Argentina	Vice Chairman of the Board of Directors – Sofora Telecomunicaciones S.A.
Patrizio GRAZIANI - Av. Eduardo Madero N° 900, piso 26°, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A. Assistant of Chief Executive Officer – Telecom Italia S.p.A.
Francesco Saverio BRUNO - Av. Eduardo Madero N° 900, piso 26°, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A. International Support - International Business– Telecom Italia S.p.A.
Gerardo WERTHEIN - Av. Eduardo Madero N° 900, piso 10°, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A.
Darío WERTHEIN - Av. Eduardo Madero N° 900, piso 10°, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A.
Aldo Raúl BRUZONI - Av. del Libertador N° 3602, piso 6°, Buenos Aires Argentina.	Independent Senior Consultant.
Enrique Alberto ANTONINI San Martín 299, piso 3°, Buenos Aires Argentina.	Director – Alto Palermo S.A. (APSA)
Ricardo Alberto FERREIRO, Callao 2073, 2° piso, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)

Nortel Inversora S.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors (Principal members – Alternate Directors are not listed)
Franco LIVINI – Av. Eduardo Madero N° 900, piso 26°, Buenos Aires Argentina.	Chairman of the Board of Directors – Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.
Eduardo Federico BAUER, Av. Eduardo Madero N° 900, piso 10°, Buenos Aires, Argentina.	Vice Chairman of the Board of Directors – Nortel Inversora S.A.
Enrique LLERENA - Lavalle 1118, piso 6, Buenos Aires, Argentina	Director – Nortel Inversora S.A.
Andrea BALZARINI, Av. Eduardo Madero N° 900, piso 26, Buenos Aires, Argentina.	Head of Finance, Telecom Italia S.pA., Italia
Javier ERRECONDO - Bouchard 680, piso14, Buenos Aires, Argentina.	Founding Parter of law firm Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio – Bouchard 680 piso 14, C1106ABH, Buenos Aires Argentina.
Dionisio DIMA - Av. Eduardo Madero N° 900, piso 26°, Buenos Aires Argentina.°	International Legal Affairs, Telecom Italia S.p.A., Italy
Julio Pedro NAVEYRA - Lavalle 391, piso 4° B, Buenos Aires, Argentina.
Director – Nortel Inversora S.A.
Director – Gas Natural Ban - Isabel la Catolica 939,Buenos Aires, Argentina
Director – Grupo Concesionario del Oeste S.A. - Autopista del Oeste Km. 25,92 – Ituzaingo- Provincia. de Buenos Aires.- Argentina
Síndico – Ford Argentina SCA - Av. De Mayo 651- Buenos Aires, Argentina.
Síndico – Fideicomiso Santo Domingo (Novartis)- Lavalle 391 -4*B- (1047) Buenos Aires, Argentina
Síndico – S.A. La Nacion .-Bouchard 557- Piso 6*, Buenos Aires, Argentina

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
Gustavo POZZI, Alicia Moreau de Justo 50, piso 11, Buenos Aires, Argentina	General Manager – Nortel Inversora S.A.

1  Same address as director’ or officer’s business address except where indicated.